SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 24)*

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Mark Kaufman
16, boulevard de la Princesse Charlotte

98000 Monaco

+ 7 495 786 7601

With copies to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

March 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 153435102	13D	(Page 2 of 7 Pages)

1	NAME OF REPORTING PERSON Mark Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual citizen of Russian Federation and Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 2,989,444
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,078,446
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,989,444
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,067,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% *
14	TYPE OF REPORTING PERSON (see instructions) IN

* This calculation is based on 81,761,652 shares of common stock, par value $0.01 per share, outstanding which has been calculated as the sum of (i) 78,761,652 shares of common stock, par value $0.01 per share, outstanding as of November 14, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 19, 2012 and (ii) 3,000,000 shares of common stock, par value $0.01 per share issued to Roust Trading Ltd. on December 19, 2012 as reported by the Issuer on its Current Report on Form 8-K filed on December 20, 2012.

CUSIP No. 153435102	13D	(Page 3 of 7 Pages)

1	NAME OF REPORTING PERSON W & L Enterprises Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,078,446
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,078,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%*
14	TYPE OF REPORTING PERSON (see instructions) CO

* This calculation is based on 81,761,652 shares of common stock, par value $0.01 per share, outstanding which has been calculated as the sum of (i) 78,761,652 shares of common stock, par value $0.01 per share, outstanding as of November 14, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 19, 2012 and (ii) 3,000,000 shares of common stock, par value $0.01 per share issued to Roust Trading Ltd. on December 19, 2012 as reported by the Issuer on its Current Report on Form 8-K filed on December 20, 2012.

Explanatory Note

This Amendment No. 24 to Schedule 13D (this “Amendment No. 24”) is being filed by Mr. Mark Kaufman (“Kaufman”) and W&L Enterprises Ltd. (“W&L”, and together with Kaufman, the “Reporting Persons”) and relates to the shares of common stock, par value $0.01 per share (“Common Shares”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  This Amendment No. 24 amends the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 29, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 12, 2011, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 9, 2011, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on February 21, 2012, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on March 14, 2012, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on April 13, 2012, Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on May 10, 2012, Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on May 30, 2012, Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the SEC on June 6, 2012, Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the SEC on June 15, 2012, Amendment No. 10 to Schedule 13D filed by the Reporting Persons with the SEC on July 12, 2012, Amendment No. 11 to Schedule 13D filed by the Reporting Persons with the SEC on August 2, 2012, Amendment No. 12 to Schedule 13D filed by the Reporting Persons with the SEC on November 14, 2012, Amendment No. 13 to Schedule 13D filed by the Reporting Persons with the SEC on November 19, 2012, Amendment No. 14 to Schedule 13D filed by the Reporting Persons with the SEC on November 27, 2012, Amendment No. 15 to Schedule 13D filed by the Reporting Persons with the SEC on January 16, 2013, Amendment No. 16 to Schedule 13D filed by the Reporting Persons with the SEC on January 25, 2013, Amendment  No. 17 filed by the Reporting Persons with the SEC on January 28, 2013, Amendment No. 18 filed by the Reporting Persons with the SEC on February 11, 2013, Amendment  No. 19 filed by the Reporting Persons with the SEC on February 18, 2013, Amendment  No. 20 filed by the Reporting Persons with the SEC on February 19, 2013, Amendment  No. 21 filed by the Reporting Persons with the SEC on February 21, 2013, Amendment No. 22 filed by the Reporting Persons with the SEC on March 1, 2013 and Amendment No. 23 filed by the Reporting Persons with the SEC on March 5, 2013 (as so amended, the “Existing Schedule 13D”). Capitalized terms used in this Amendment No. 24 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unchanged.

Item 4.    Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended and supplemented as follows:

On March 8, 2013, Kaufman sold an aggregate of 3,449,659 Common Shares at a weighted average sales price of $0.4391 per Common Share for aggregate sales proceeds of $1,514,862 before commissions and fees.

Item 5.    Interests in Securities of the Issuer

Item 5 of the Existing Schedule 13D is amended and supplemented by replacing the first four paragraphs thereof with the following:

(a), (b)

As a result of sales of Common Shares reported in Item 4 above and Item 5(c) below, the Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Common Shares on March 8, 2013.  As of March 8, 2013, the 4,067,890 Common Shares beneficially held by the Reporting Persons represent 4.98% of the Common Shares issued and outstanding.

The foregoing is computed with respect to 81,761,652 Common Shares outstanding, based on the sum of (i) 78,761,652 Common Shares outstanding as of November 14, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed on November 19, 2012 and (ii) 3,000,000 Common Shares issued to Roust Trading Ltd. on December 19, 2012 as reported by the Issuer on its Current Report on Form 8-K filed on December 20, 2012.

Kaufman holds sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 2,989,444 Common Shares, representing approximately 3.7% of the Common Shares issued and outstanding.  As shareholder and director of W&L, Kaufman may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares held by W&L.

W&L holds shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 1,078,446 Common Shares, representing approximately 1.3% of the Common Shares issued and outstanding.

Item 5 of the Existing Schedule 13D is further amended and supplemented by adding the following disclosure to paragraph (c) thereof:

(c)       Except for the transactions set forth below, all of which were effected for the account of Kaufman by broker-dealers in the open market, no Reporting Person has effected any transaction with respect to the Common Shares since the Reporting Persons filed Amendment No. 23 to Schedule 13D with the SEC on March 5, 2013:

Reporting Person	Trade Date	Buy or Sell	Number of Shares	Price per Share
Kaufman	March 8, 2012	Sell	885,800	$0.4401
Kaufman	March 8, 2012	Sell	2,563,859	$0.4388

Item 5 of the Existing Schedule 13D is further amended and supplemented by adding the following disclosure to paragraph (e) thereof:

(e) The Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Common Shares on March 8, 2013.  As of March 8, 2013, the 4,067,890 Common Shares beneficially held by the Reporting Persons represent 4.98% of the Common Shares issued and outstanding.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2013

              /s/ Mark Kaufman
             Mark Kaufman

             W & L Enterprises Ltd

             By:     /s/ Mark Kaufman
                      Name: Mark Kaufman
                      Title:   Director

             By:     /s/ Olga Kuritsyna
                      Name: Olga Kuritsyna
                      Title:   Director